Robert Cohen
Tel. 212.801.9200
cohenr@gtlaw.com

December 4, 2009

VIA EDGAR

Jeffrey P. Riedler
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:           Responses to comment letter dated November 25, 2009
BioCancell Therapeutics Inc..
Registration Statement on Form S-1,  Filed September 24, 2009, File No. 333-162088

Dear Mr. Riedler:

This letter is written in response to the comments of the Staff of the United States Securities and Exchange Commission (the “Commission”) received by facsimile on November 25, 2009, with respect to the above referenced Form S-1 Registration Statement File No. 333-162088 (“Registration Statement”) initially filed September 24, 2009 of BioCancell Therapeutics Inc. (the “Company”).  For ease of reference, the Staff’s comments are each set forth in full below in bold-type, and the Company’s response immediately follows each comment.

General

1.
It appears you are conducting an all-or-none offering, and therefore, Exchange Act Rule 10b-9 would apply. Tell us how you will structure your offering to ensure compliance with this rule. For example, how will you provide purchasers with the “specified price” as contemplated by the rule and prompt refunds if all amounts are not sold.  Explain how the funds will be segregated to ensure availability for prompt refunds, if required. Revise the registration statement as appropriate.

The Company advises that it has determined to retain a placement agent to conduct a firm commitment underwritten offering of its securities and has revised Amendment No. 2 to the Registration Statement (“Amendment No. 2”) accordingly.  Therefore, we advise the Staff that the above comment is no longer applicable as a result in the changed terms of the offering and the Company’s revisions to Amendment No. 2.

2.
Explain when BioCancell may begin to receive funds in connection with the offering. Based on the discussion on page 72, we assume you will receive funds only after the auction closes, bids are accepted, and shares allocated. Since you will not receive payment until after the auction closes, you may run the risk that some purchasers who are allocated shares do not pay. The registration statement should clarify whether you will place purchaser funds in an escrow or similar account until all proceeds are received. If BioCancell may receive funds, in full or a deposit, prior to acceptance of bids, please revise to detail this process.

The Company advises that it has determined to retain a placement agent to conduct a firm commitment underwritten offering of its securities and has revised Amendment No. 2 accordingly.  Therefore, we advise the Staff that the above comment is no longer applicable as a result in the changed terms of the offering and the Company’s revisions to Amendment No. 2.

3.
Revise to clarify if you expect the auction will begin before effectiveness with bids being structured as conditional offers, If you will receive conditional offers, revise to ensure you provide appropriate safeguards to ensure compliance with Section 5. hi this regard, you will need to provide withdrawal rights and ensure you have not received consideration prior to acceptance of any conditional offer. See Compliance and Disclosure Interpretation Question 13926 under Securities Act Section 5.

The Company advises that it has determined to retain a placement agent to conduct a firm commitment underwritten offering of its securities and has revised Amendment No. 2 accordingly.  Therefore, we advise the Staff that the above comment is no longer applicable as a result in the changed terms of the offering and the Company’s revisions to Amendment No. 2.
Cover  page

4.
Please revise your cover page to clearly state the auction is being done on a best efforts all-or-none basis whereby BioCancell will sell 20,000 units, if any. Also, identify the price range on your cover page.

The Company advises that it has determined to retain a placement agent to conduct a firm commitment underwritten offering of its securities and has revised Amendment No. 2 accordingly.  Therefore, we advise the Staff that the above comment is no longer applicable as a result in the changed terms of the offering and the Company’s revisions to Amendment No. 2.

Risks Related to the Offering Process of Our Offering, page 18

5.
Please include a risk factor discussing the self underwritten nature of your offering and the possibility that non-professionals may purchase a large portion of your offering resulting in an increased likelihood that some investors will not pay for the shares they are allocated in the offering.

The Company advises that it has determined to retain a placement agent to conduct a firm commitment underwritten offering of its securities and has revised Amendment No. 2 accordingly.  Therefore, we advise the Staff that the above comment is no longer applicable as a result in the changed terms of the offering and the Company’s revisions to Amendment No. 2.

Determining the Offering Price, page 19

6.
Please revise to include a price range, rather than a range for the minimum price per share. If the NIS 825 —1,500 is intended to be the price range, please explain why you believe this proposed range is appropriate.

The Company advises that it has determined to retain a placement agent to conduct a firm commitment underwritten offering of its securities and has revised Amendment No. 2 accordingly.  Therefore, we advise the Staff that the above comment is no longer applicable as a result in the changed terms of the offering and the Company’s revisions to Amendment No. 2.

7.
We note that the exercise price of the warrants will be between 125% and 150% of the price per share at which the shares of Common Stock will be offered to the Company. Your disclosure states that the percentage will be determined in advance of the auction, based on indications received from potential investors. Please disclose what indications you are referring to and how management will receive these indications. Additionally, disclose how potential investors will be provided with this information prior to the beginning of the auction.

The Company advises that it has determined to retain a placement agent to conduct a firm commitment underwritten offering of its securities and has revised Amendment No. 2 accordingly.  Therefore, we advise the Staff that the above comment is no longer applicable as a result in the changed terms of the offering and the Company’s revisions to Amendment No. 2.

Plan of Distribution, page 71

8.
We note your statement “The prices at which the shares of Common Stock and Warrants maybe sold will be determined by prevailing market prices for the shares or in negotiated transactions.” This statement does not appear consistent with the proposed offering process. Please explain the statement or remove it from your registration statement.

The Company advises that it has determined to retain a placement agent to conduct a firm commitment underwritten offering of its securities and has revised Amendment No. 2 accordingly.  Therefore, we advise the Staff that the above comment is no longer applicable as a result in the changed terms of the offering and the Company’s revisions to Amendment No. 2.

9.
Please revise the fourth paragraph under the subsection heading titled “Auction Process” to revise the statement that a portion of the proceeds will be applied to the costs associated with the offering to clarify that you will only use proceeds from the offering to defray the costs if you complete the offering. Please further clarify that you will promptly refund all amounts if the offering does not go forward.

The Company advises that it has determined to retain a placement agent to conduct a firm commitment underwritten offering of its securities and has revised Amendment No. 2 accordingly.  Therefore, we advise the Staff that the above comment is no longer applicable as a result in the changed terms of the offering and the Company’s revisions to Amendment No. 2.

10.
Please revise the “Acceptance of Bids” discussion to clarify what will occur if investors do not submit all amounts after they are notified of their accepted bids. For example, will you offer these shares to other bidders or lower the price?

The Company advises that it has determined to retain a placement agent to conduct a firm commitment underwritten offering of its securities and has revised Amendment No. 2 accordingly.  Therefore, we advise the Staff that the above comment is no longer applicable as a result in the changed terms of the offering and the Company’s revisions to Amendment No. 2.

Sincerely,

Robert Cohen

Enclosures